PRIMERO EXCEEDS 2013 PRODUCTION AND COST GUIDANCE AND EXPECTS A FURTHER 15% PRODUCTION INCREASE IN 2014
(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, January 13, 2014 --- Primero Mining Corp. (‘‘Primero’’ or the ‘‘Company’’) (TSX:P, NYSE:PPP) today announced annual production and estimated cash costs for 2013 and provided production and cash cost guidance for 2014 with a three year outlook.

Highlights:

  Record Production in 2013: Fourth quarter production of 34,371 gold equivalent ounces1 resulted in record annual 2013 production of 143,114 gold equivalent ounces, 29% higher than 2012 and above the Company’s increased guidance range.

  Low Cash Costs and All-in Sustaining Costs: Estimated annual 2013 cash costs2,4 dropped by 6% over 2012 to $599 per gold equivalent ounce, or $389 per gold ounce on a by-product basis; with all-in sustaining costs3,4 estimated at $1,072 per ounce.

  Record Spot Silver Sales: Primero sold 999,162 ounces of silver at spot prices5 in 2013, 40% more than 2012.

  Robust Production Growth in 2014: Production at San Dimas is expected to increase again in 2014 by up to 15% to between 155,000 and 165,000 gold equivalent ounces.

  Transformational Acquisition Announcement: The proposed acquisition of Brigus Gold transforms Primero into a diversified, mid-tier gold producer with a three year growth profile that shows a potential 180% increase in production from 2013 to approximately 400,000 gold equivalent ounces, subject to the inclusion of production from Black Fox and Cerro del Gallo by the end of 20166,7.

‘‘In 2013 we continued to focus on delivering strong operating results,’’ stated Joseph F. Conway, President and C.E.O. ‘‘And we are very proud of the record results our operating team achieved. Their efforts led to Primero generating significant operating cash flow, despite the depressed commodity price environment. It also allowed us to fund an expansion at San Dimas, advance the Cerro del Gallo development project and positioned us to announce the acquisition of Brigus Gold, which will transform Primero into a diversified, multi-mine, below average cost, Americas based gold producer with 240,000 to 260,000 gold equivalent ounces of production in 2014. Moving forward in 2014 we will continue to focus on delivering strong operating results and optimizing our operating cash flow as we increase San Dimas production by an expected 15%, close the acquisition of Brigus Gold and integrate the Black Fox mine into our portfolio and make a construction decision on the Cerro del Gallo development project.’’

Focused on Delivering Strong Operating Results

Primero produced 34,371 gold equivalent ounces during the fourth quarter of 2013 (29,097 ounces of gold and 1.60 million ounces of silver). This resulted in record production of 143,114 gold equivalent ounces in 2013 (111,983 ounces of gold and 6.05 million ounces of silver), a 29% increase over 2012 production, exceeding the Company’s increased guidance range of 135,000 to 140,000 gold equivalent ounces.

Production at San Dimas in 2013 was higher than 2012 as a result of mining more ore at higher grades. Throughput in 2013 increased by approximately 6% over 2012, averaging 2,100 tonnes per day (‘‘TPD’’) (based on 365 day availability). This was mainly due to the success of implementing long-hole mining combined with the Company’s mining optimization program. The mining optimization program was also successful at reducing process inefficiencies and improving mining dilution.

The Company was also successful at controlling costs, reducing total cash costs for the full year 2013 to an expected $599 per gold equivalent ounce. This is 6% lower than 2012 and below the latest cost guidance range of $620 to $640 per gold equivalent ounce. Cash costs on a by-product bases were $389 per gold ounce, 6% higher than 2012 due to lower realized silver prices. Fourth quarter cash costs are expected to be $660 per gold equivalent ounce, or $550 per gold ounce on a by-product basis. Full year all-in sustaining costs in 2013 are expected to be approximately $1,072 per ounce.

Expanded Capacity in 2014

In 2014 Primero expects to increase production from San Dimas to between 155,000 and 165,000 gold equivalent ounces, up to 15% higher than 2013, due to operating at the expanded rate of 2,500 TPD by the end of the first quarter.

Cash costs for 2014 are expected to be in the range of $575 to $600 per gold equivalent ounce, or between $340 and $360 per gold ounce on a by-product basis. Primero’s 2014 outlook is summarized in the following table:

Outlook 2014
Attributable gold equivalent production[1] (gold equivalent ounces)	155,000-165,000
Gold production (ounces)	115,000-125,000
Silver production[5] (ounces)	6,250,000-6,500,000
Total cash costs[2,3] (per gold equivalent ounce)	$575 - $600
Total cash costs[2,3] - by-product (per gold ounce)	$340 - $360
All- in Sustaining Costs[2,3] (per gold ounce)	$950-$1,050

Material assumptions used to forecast total cash costs for 2014 include: an average gold price of $1,200 per ounce; an average silver price of $7.96 per ounce (calculated using the silver purchase agreement contract price5 of $4.16 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $21 per ounce); and foreign exchange rates of 1.05 Canadian dollars and 13 Mexican pesos to the US dollar.

Capital expenditures during 2014 are expected to be approximately $48.7 million excluding capitalized exploration costs of $18.2 million. San Dimas underground development capital and sustaining capital remain at similar levels to 2013, with approximately 69% of 2014 San Dimas capital expenditures allocated to operations and 31% to projects.

Capital Expenditures	Estimated 2014
San Dimas Underground Development	$14.7 million
San Dimas Sustaining Capital	$11.8 million
San Dimas Waste Rock Pad	$3.3 million
San Dimas Mill Expansion	$3.3 million
San Dimas Hydro Power Expansion and Other Projects	$5.2 million
Cerro del Gallo	$10.4 million
Total	$48.7 million

Underground development in 2014 will again be focused in the main mining blocks (Central Block and Sinaloa Graben). In 2014 the majority of the ore is anticipated to come from the Central Block with approximately 25% from the higher-grade Sinaloa Graben block.

Capital expenditures at Cerro del Gallo are for land acquisition, drilling, engineering and permitting in order to advance the project to a construction decision.

Investment in Exploration Proves Successful

Primero continues to invest in exploration at San Dimas as a result of the success achieved over the last two years. In 2013 the Company invested approximately $15 million and again expects to increase reserves and resources beyond depletion when it announces its 2013 year end Mineral Reserves and Mineral Resources estimation before the end of Q1 2014.

The Company’s exploration strategy since acquiring the San Dimas mine has been to target high grade mineralization in close proximity to existing infrastructure. In 2013, it expanded its exploration program to include regional exploration at San Dimas and the Ventanas property and also commenced exploration at its recently acquired Cerro del Gallo development project. The Company announced the discovery of several new areas of mineralization at San Dimas in 2013. The Company was also successful at reducing its exploration drilling unit cost by more than 20% in 2013, allowing for more metres to be drilled with the original budget. The Company’s 2014 $18.2 million exploration program includes a record 94,000 metres of drilling in near mine and regional exploration at San Dimas, regional exploration at Ventanas and near mine and regional exploration at Cerro del Gallo.

The San Dimas near mine exploration program includes approximately 35,000 metres of delineation drilling, 25,000 metres of exploration drilling plus 2,500 metres of exploration drifting. The near mine exploration program will focus mainly on reserve and resource development and exploration for the extension of the known underground veins. The majority of the delineation drilling is planned for the Roberta/Robertita and Marina 1/Marina 2 vein systems in the Central Block and the Victoria/Alexa and Elia/Aranza vein systems in the Sinaloa Graben.

The San Dimas regional exploration program includes approximately 20,000 metres of drilling and will focus on new discoveries as well as on the surface expressions of the known underground veins.

The Ventanas exploration program includes approximately 4,100 metres of drilling on two veins, with systematic channel sampling, and will focus on increasing the existing resource.

The Cerro del Gallo exploration program includes approximately 10,000 metres of drilling. Approximately 80% of the 25,269 hectare San Anton property remains unexplored. The Company will also be utilizing new Aster geophysical data and re-interpreting historical airborne magnetic survey data to assess the possibility of further open-pit and/or underground targets in the district. Results of the 2014 exploration program are expected to be an important contributor to a Cerro del Gallo construction decision.

Cerro del Gallo Project Update

During 2013 Primero advanced Cerro del Gallo, its 100% owned gold-silver-copper development project in Guanajuato, Mexico. The Company spent approximately $9.4 million of the originally allocated $15 million budget at Cerro del Gallo in 2013. Spending was less than anticipated as a result of delayed land acquisition, less drilling than planned and lower general and administrative expenses than expected.

In the fourth quarter of 2013 Primero acquired the outstanding 30.8% interest in Cerro del Gallo from Goldcorp Inc., increased land ownership to approximately 61% of the surface land required for the mine, advanced basic engineering of the mine and the processing facilities, advanced permitting and commenced a preliminary exploration program, including condemnation drilling.

During 2013, the Company elected to critically review and refine the capital expenditures for the development of the Cerro del Gallo project as a result of the weaker commodity price environment and the new mining royalties being implemented in Mexico in 2014. The Company now expects a construction decision around mid-2014. If the Company decides to proceed to construction by mid-2014, first production from Cerro del Gallo is still expected by the end of 2015.

The Company expects to spend approximately $10.4 million (excluding capitalized exploration of $2.5 million which is included in the Company’s estimated exploration expenditures above) in 2014 at Cerro del Gallo in order to advance the project to a construction decision. If a positive construction decision is made, the Company will provide an updated budget for Cerro del Gallo at that time.

Brigus Acquisition To Transform Primero into Diversified Mid-Tier Producer

Primero’s proposed acquisition of Brigus Gold Corp. (‘‘Brigus’’), announced in mid-December 2013, will transform Primero into a diversified, high growth, competitive-cost, Americas based mid-tier gold producer. Primero will become a multi-mine producer with a critical production scale of 240,000 to 260,000 gold equivalent ounces in 2014, a leading organic growth pipeline, and significant exploration upside at all assets6. The combined Company’s three year plan forecasts production to increase to around 400,000 gold equivalent ounces by the end of 2016, including production from San Dimas, Black Fox and Cerro del Gallo6,7 at below average cash costs.

The proposed acquisition is immediately accretive to cash flow and production, increases Primero’s reserves and resources and allows entry into a prospective mining district in Canada. The combined Company is expected to appeal to a broader shareholder base, with improved liquidity and an enhanced market capitalization of approximately $720 million6. Brigus shareholders will own approximately 27% of the issued common shares of Primero on a proforma basis.

The acquisition delivers on Primero’s strategy of expanding in low risk mining friendly jurisdictions of the Americas. With diversified production and cash flow, a strong balance sheet, a superior growth profile and proven operating team, the combined Company creates the potential for a re-rating to a higher valuation multiple more in-line with peers of a similar scale.

(1) ‘‘Gold equivalent ounces’’ include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the fourth quarter 2013 was 304:1 based on the average realized prices of $1,265 per ounce of gold and $4.16 per ounce of silver. The ratio for full year 2013 was 200:1 based on the average realized prices of $1,394 per ounce of gold and $6.97 per ounce of silver. The ratio used for the 2014 guidance projection is 151:1 based on estimated average prices of $1,200 per ounce of gold and $7.96 per ounce of silver.

(2) Total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as costs of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces produced. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Company’s Q3 2013 Management Discussion & Analysis (‘‘MD&A’’) for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

(3) The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. Refer to the Company’s Q3 2013 MD&A for a reconciliation of all-in sustaining costs per gold ounce.

(4) The preliminary cash cost information provided in this news release is approximate and may differ from the final results included in the Company’s 2013 annual audited financial statements and MD&A.

(5) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.16 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

(6) Assuming the acquisition of Brigus Gold Corp. (as announced by the Company on December 16, 2013 in the news release ‘‘Primero to Acquire Brigus Gold and Create a Diversified, Americas Based Mid-Tier Gold Producer’’, available on the Company’s website www.primeromining.com or Sedar www.sedar.com).

(7) Assuming a positive construction decision for Cerro del Gallo is made in 2014 and that production commences at the end of 2015.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and 100% of the Cerro del Gallo gold-silver-copper development project in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to gold. The Company intends to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com. For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains ‘‘forward-looking statements’’, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, ‘‘Primero’’ or the ‘‘Company’’). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as ‘‘plans’’, ‘‘program’’, ‘‘expects’’ or ‘‘expected’’, ‘‘proposed’’, ‘‘moving forward’’, ‘‘possible’’ ‘‘budget’’, ‘‘scheduled’’, ‘‘estimates’’ or ‘‘estimated’’, ‘‘forecast’’, ‘‘intends’’, ‘‘anticipates’’, ‘‘approximately’’, ‘‘believes’’ or variations of such words and phrases or statements that certain actions, events or results ‘‘are anticipated’’, ‘‘may’’, ‘‘could’’, ‘‘if’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’, or ‘‘be achieved’’ or the negative connotation thereof. Certain forward looking information is identifiable by its context and may be expressed in the present tense including references to anticipated benefits of future events or current matters that are continuing.

Forward-looking statements in this press release include, but are not limited to, statements regarding the Company’s total cash costs for the fourth quarter and year-end of 2013; 2014 outlook for production, cash costs, all-in sustaining costs, operating cash flow and the realization of silver sales at spot prices; ; the underground development in 2014; the amount of ore from the Company’s operations in 2014 and areas planned to be mined; three-year plan forecasts; plans in relation to Company’s plans to make a construction decision respecting the Cerro del Gallo project; the probability of encountering high grade mineralization in, and the exploration potential of, the Company’s exploration targets; statements regarding the completion, integration and expected benefits of the proposed transaction with Brigus Gold, attributes of Primero assuming the completion of the Brigus transaction, anticipated results of exploration including increases in reserves and resources, and exploration upside; optimization and expansion initiatives; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this press release; that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the shareholders of each of Brigus and Primer will vote in favour of the proposed transaction and that there will be no other impediments to closing the transaction; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this press release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; that the Company will sell some of its silver production at spot prices in 2014; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and in Sinaloa Graben; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; the Company may not be able to expand production at San Dimas, or close the acquisition of Brigus Gold or develop the Cerro Del Gallo project to realize anticipated production levels, the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the optimization and expansion initiatives, long-hole mining and haulage tunnels may not provide the benefits anticipated; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.